Exhibit (d)(20)

Amendment to

Investment Advisory Agreement

This Amendment, dated as of August 16, 2018 (this “Amendment”) is to the Investment Advisory Agreement dated August 2, 2011, as amended, (the “Agreement”), by and between Financial Investors Trust (the “Trust”), a Delaware statutory trust, and Aspen Partners, Ltd. (the “Adviser”), a Delaware S-Corporation, regarding the Aspen Managed Futures Strategy Fund and Aspen Portfolio Strategy Fund (each, a “Fund” and together, the “Funds”).

WHEREAS, the Trust and the Adviser wish to amend the Agreement in certain respects as more fully set forth below.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1. Effective as of the date of this Amendment, Section 5 (Compensation of the Adviser) of the Agreement is hereby deleted in its entirety and replaced with the following:

5. Compensation of the Adviser. In consideration for the services to be performed under this Agreement, the Adviser shall (i) receive from the Trust, on behalf of the Aspen Managed Futures Strategy Fund, an annual management fee, accrued daily at the rate of 1/365th (or 1/366th in any year in which the month of February has 29 days) of the applicable advisory fee rate and payable monthly as soon as practicable after the last day of each month in the amount of seventy-five (75) basis points (0.75%) of the Fund's daily net assets during the month, less any amounts payable for advisory services, over the same corresponding period, to the Adviser by that certain offshore subsidiary of the Aspen Managed Futures Strategy Fund named the Aspen Futures Fund Ltd. (the “Company”) pursuant to that certain Investment Advisory Agreement between the Company and the Adviser dated May 25, 2011, which agreement specifies an advisory fee rate in the amount of seventy-five (75) basis points (0.75%) of the Company’s average daily net assets, payable monthly and accrued daily and (ii) receive from the Trust, on behalf of the Aspen Portfolio Strategy Fund, an annual management fee, accrued daily at the rate of 1/365th (or 1/366th in any year in which the month of February has 29 days) of the applicable advisory fee rate and payable monthly as soon as practicable after the last day of each month in the amount of one hundred (100) basis points (1.00%) of the Fund's daily net assets during the month, less any amounts payable for advisory services, over the same corresponding period, to the Adviser by that certain offshore subsidiary of the Aspen Portfolio Strategy Fund named the Aspen Portfolio Strategy Fund, Ltd. (the “Company”) pursuant to that certain Investment Advisory Agreement between the Company and the Adviser dated August 16, 2016, which agreement specifies an advisory fee rate in the amount of one hundred (100) basis points (1.00%) of the Company’s average daily net assets.

2. Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect. Any items not herein defined shall have the meaning ascribed to them in the Agreement.

Exhibit (d)(20)

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

FINANCIAL INVESTORS TRUST,
on behalf of the Funds

By:	/s/ Edmund J. Burke
Name:	Edmund J. Burke
Title:	President

ASPEN PARTNERS, LTD.

By:	/s/ Bryan Fisher
Name:	Bryan Fisher
Title:	Managing Partner

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